

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 23, 2016

Antoine J. Lafargue
Chief Executive Officer
Magellan Petroleum Corporation
1775 Sherman Street, Suite 1950
Denver, CO 80203

>   **Re: Magellan Petroleum Corporation**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed December 12, 2016**
>   **File No. 333-213923**

Dear Mr. Lafargue:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 21, 2016 letter.

Risk Factors, page 29

Current Magellan stockholders will have a reduced ownership and voting interest in the combined company after the merger, page 30

1.   Please expand your disclosure to include the percentage of shares of common stock that current Magellan and Tellurian stockholders and Petrie will own as a result of the merger, assuming:

- the full conversion of the outstanding Tellurian Investments preferred stock into Magellan common stock; and

- the issuance of 35,384,615 common shares of Tellurian to TOTAL as contemplated in the Stock Purchase Agreement filed on a Form 8-K on December 21, 2016.

The Merger, page 75

Combined Company's Board of Directors and Management Following the Merger, page 95

2.   Please revise to provide the information required by Item 18(a)(7)(iii) of Form S-4 with respect to each person who will serve as a director or an executive officer of the company following the merger. In this regard, we note that as disclosed in your Form 8-K filed on December 21, 2016, following the closing of the transactions contemplated by the Stock Purchase Agreement, you must appoint one board designee of TOTAL to the board of directors of Magellan effective upon the closing of the merger.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information of Magellan Petroleum Corporation

Notes to the Unaudited Pro Forma Condensed Consolidated Combined Financial Statements

Note 2 – Pro Forma Adjustments, page H-7

3.   Tell us how adjustment (i) for the recognition of pro forma stock-based compensation meets the requirements for a pro forma income statement adjustment (i.e., directly attributable to the transaction, expected to have a continuing impact, and factually supportable). Refer to 11-02(b)(6) of Regulation S-X.

Exhibits

4.   You disclose on page 151 that you will provide holders of the Tellurian Investments preferred stock with certain registration rights relating to the Magellan common stock such holders may receive upon conversion of the preferred stock. Additionally, in your Form 8-K filed on December 21, 2016, you disclose that Tellurian and Magellan agreed to provide TOTAL, as holder of the Tellurian shares, with certain registration rights relating to the Magellan common stock that TOTAL will receive upon the closing of the merger. Please file a copy of these registration rights agreements.

       You may contact Shannon Buskirk, Staff Accountant, at (202) 551-3717 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: John Elofson, Esq.
          Davis Graham & Stubbs LLP